Exhibit 99.4

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	March 31, 2023
	Income
	a) Revenue from operations	225,159	228,310	225,397	453,469	440,683	904,876
	b) Foreign exchange gains/(losses), net	268	(62)	1,057	206	2,091	4,472
I	Total income	225,427	228,248	226,454	453,675	442,774	909,348
	Expenses
	a) Purchases of stock-in-trade	576	978	1,678	1,554	4,165	6,494
	b) Changes in inventories of finished goods and stock-in-trade	920	(182)	(333)	738	(679)	150
	c) Employee benefits expense	138,536	140,276	137,261	278,812	263,395	537,644
	d) Depreciation, amortization and impairment expense	8,970	7,380	7,969	16,350	15,707	33,402
	e) Sub-contracting and technical fees	26,547	26,385	29,131	52,932	58,585	115,247
	f) Facility expenses	3,815	3,452	3,300	7,267	6,599	13,492
	g) Travel	4,049	4,175	3,037	8,224	6,107	14,445
	h) Communication	1,360	1,249	1,496	2,609	3,039	5,911
	i) Legal and professional fees	2,507	2,251	3,378	4,758	7,271	13,288
	j) Software license expense for internal use	4,701	4,607	4,878	9,308	9,455	18,717
	k) Marketing and brand building	880	977	644	1,857	1,544	2,951
	l) Lifetime expected credit loss/ (write-back)	139	300	(79)	439	(101)	(604)
	m) (Gain)/loss on sale of property, plant and equipment, net	(2,320)	78	(26)	(2,242)	(148)	(89)
	n) Other expenses	1,402	1,806	1,617	3,208	3,442	8,694

II	Total expenses	192,082	193,732	193,951	385,814	378,381	769,742

III	Finance expenses	3,033	3,086	2,270	6,119	4,315	10,077
IV	Finance and other Income	4,810	6,542	4,040	11,352	7,730	18,185
V	Share of net profit/ (loss) of associates accounted for using the equity method	(30)	3	(72)	(27)	(87)	(57)
VI	Profit before tax [I-II-III+IV+V]	35,092	37,975	34,201	73,067	67,721	147,657
VII	Tax expense	8,419	9,115	7,710	17,534	15,641	33,992
VIII	Profit for the period [VI-VII]	26,673	28,860	26,491	55,533	52,080	113,665
	Other comprehensive income (OCI) for the period
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	51	(45)	295	6	607	(50)
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(124)	16	180	(108)	1,513	705
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	1,824	(362)	3,027	1,462	8,658	16,590
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	(183)	2	(23)	(181)	(23)	(133)
	Net change in time value of option contracts designated as cash flow hedges	211	40	(55)	251	(301)	(180)
	Net change in intrinsic value of option contracts designated as cash flow hedges	(311)	512	(121)	201	(327)	(212)
	Net change in fair value of forward contracts designated as cash flow hedges	(62)	1,648	(517)	1,586	(1,500)	(2,488)

	Net change in fair value of investment in debt instruments measured at fair value through OCI	297	1,039	148	1,336	(3,954)	(3,137)

IX	Total other comprehensive income for the period, net of taxes	1,703	2,850	2,934	4,553	4,673	11,095

	Total comprehensive income for the period [VIII+IX]	28,376	31,710	29,425	60,086	56,753	124,760

X	Profit for the period attributable to:
	Equity holders of the Company	26,463	28,701	26,590	55,164	52,226	113,500
	Non-controlling interests	210	159	(99)	369	(146)	165

		26,673	28,860	26,491	55,533	52,080	113,665

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	28,169	31,640	29,512	59,809	56,863	124,543
	Non-controlling interests	207	70	(87)	277	(110)	217

		28,376	31,710	29,425	60,086	56,753	124,760

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,444	10,978	10,971	10,444	10,971	10,976
XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						770,188
XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and six months ended periods is not annualized)
	Basic (in ₹)	5.06	5.23	4.86	10.30	9.55	20.73
	Diluted (in ₹)	5.04	5.12	4.85	10.27	9.52	20.68

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2023, have been approved by the Board of Directors of the Company at its meeting held on October 18, 2023. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Software license expense for internal use has been reclassified from Facility expenses to a separate nature of expense for the three and six months ended September 30, 2022. Staff recruitment expense has been reclassified from Miscellaneous expenses to Legal and Professional fees for the three and six months ended September 30, 2022.

4.

(Gain)/loss on sale of property, plant and equipment, net has been reclassified from Other expenses and is presented separately for the three months ended September 30, 2023, June 30, 2023 and six months ended September 30, 2023. Previous period figures have been reclassified accordingly. (Gain)/loss on sale of property, plant and equipment, net for the three and six months ended September 30, 2023, includes gain on sale of immovable properties of ₹ (2,368).

5.	List of subsidiaries and investments accounted for using equity method as at September 30, 2023 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Wipro Technology Product Services Private Limited (formerly known as Encore Theme Technologies Private Limited)			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro IT Services S.R.L.		Romania

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.
	Wipro 4C NV		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (1)	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda (formerly known as Capco Brasil Serviços E Consultoria Em Informática Ltda)	Brazil
		The Capital Markets Company BV (1)	Belgium
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukaine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand

Wipro Japan KK			Japan
	Designit Tokyo Co., Ltd.		Japan

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro VLSI Design Services India Private Limited			India

Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Cardinal US Holdings, Inc.(1)	USA
		Convergence Acceleration Solutions, LLC	USA
		Designit North America, Inc.	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		LeanSwift Solutions, Inc.(1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro VLSI Design Services, LLC	USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, LeanSwift Solutions, Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Wipro Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy

LeanSwift Solutions, Inc.			USA
	LeanSwift AB		Sweden

Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (3)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Middle East DMCC	United Arab Emirates
		Rizing Pte Ltd. (3)	Singapore

The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
		Capco (UK) 1, Limited	U.K.
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Ampion Pty Ltd		Australia
		Wipro Iris Holdco Pty Ltd (3)	Australia
	Wipro Revolution IT Pty Ltd		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (3)	Germany
		Wipro IT Services Austria GmbH	Austria
Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		United Arab Emirates

(3)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH and Wipro Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Attune Australia Pty Ltd		Australia
	Rizing Consulting USA, Inc.		USA
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Rizing Management LLC		USA
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
	Synchrony Global SDN BHD		Malaysia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania
Wipro Iris Holdco Pty Ltd			Australia
	Wipro Iris Bidco Pty Ltd		Australia

As at September 30, 2023, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts and firms are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

6.	Segment Information

Effective April 1, 2023, the Company has reorganized its segments by merging India State Run Enterprises (“ISRE”) segment as part of its APMEA SMU within IT Services segment. Comparative period segment information has been restated to give effect to this change.

The Company is now organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2023, June 30, 2023, September 30, 2022, six months ended September 30, 2023, September 30, 2022 and year ended March 31, 2023 are as follows:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	March 31, 2023
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	66,813	65,607	65,350	132,420	127,052	261,270
Americas 2	66,914	68,303	70,030	135,217	136,643	278,374
Europe	63,976	67,134	62,684	131,110	122,960	256,845
APMEA	26,255	26,510	27,141	52,765	52,924	106,812

Total of IT Services	223,958	227,554	225,205	451,512	439,579	903,301
IT Products	1,469	694	1,249	2,163	3,195	6,047

Total segment revenue	225,427	228,248	226,454	453,675	442,774	909,348

Segment result
IT Services
Americas 1	15,287	13,537	12,954	28,824	24,524	51,555
Americas 2	14,023	14,169	14,959	28,192	28,183	59,689
Europe	7,547	9,968	8,454	17,515	16,440	37,667
APMEA	2,985	2,800	2,670	5,785	4,739	10,681
Unallocated	(3,784)	(3,957)	(5,090)	(7,741)	(7,934)	(18,368)

Total of IT Services	36,058	36,517	33,947	72,575	65,952	141,224
IT Products	(467)	(161)	(103)	(628)	(158)	(176)
Reconciling Items	(2,246)	(1,840)	(1,341)	(4,086)	(1,401)	(1,442)

Total segment result	33,345	34,516	32,503	67,861	64,393	139,606

Finance expenses	(3,033)	(3,086)	(2,270)	(6,119)	(4,315)	(10,077)
Finance and other Income	4,810	6,542	4,040	11,352	7,730	18,185
Share of net profit/ (loss) of associates accounted for using the equity method	(30)	3	(72)	(27)	(87)	(57)

Profit before tax	35,092	37,975	34,201	73,067	67,721	147,657

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange in revenues amounting to ₹ 268, ₹ (62) and ₹ 1,057 for the three months ended September 30, 2023, June 30, 2023, and September 30, 2022 respectively, ₹ 206 and ₹ 2,091 for the six months ended September 30, 2023, September 30, 2022, and ₹ 4,472 for the year ended March 31, 2023, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ 2,249, ₹ 1,887 and ₹ 1,360 is included under Reconciling items for the three months ended September 30, 2023, June 30, 2023 and September 30, 2022, respectively, ₹ 4,136 and ₹ 1,360 for the six months ended September 30, 2023, September 30, 2022, and ₹ 1,355 for the year ended March 31, 2023 respectively.

e)

Effective April 1, 2023, amortization and impairment of intangibles assets arising from business combination and change in fair value of contingent consideration is included under “Unallocated” within IT Services segment. Comparative period has been restated to give effect to these changes.

Segment results of IT Services segment for the three and six months ended September 30, 2023 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination.

Accordingly, for the three months ended September 30, 2023, June 30, 2023, September 30, 2022, six months ended September 30, 2023, September 30, 2022 and year ended March 31, 2023, ₹ 3,484, ₹ 1,810, ₹ 2,126, ₹ 5,294, ₹ 4,019 and ₹ 9,954 towards amortization and impairment of intangible assets, respectively, and for the three months ended September 30, 2023, June 30, 2023, September 30, 2022, six months ended September 30, 2023, September 30, 2022 and year ended March 31, 2023, ₹ (490), ₹ (16), ₹ (185), ₹ (506), ₹ (271) and ₹ (1,671) towards change in fair value of contingent consideration, respectively, is included under “Unallocated” within IT Services segment.

f)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (2,320), ₹ 78 and ₹ (26) for the three months ended September 30, 2023, June 30, 2023 and September 30, 2022, respectively and ₹ (2,242) and ₹ (148) for the six months ended September 30, 2023, September 30, 2022, and ₹ (89) for the year ended March 31, 2023 respectively. (Refer to Note 4)

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,563, ₹ 1,544 and ₹ 1,122 for the three months ended September 30, 2023, June 30, 2023 and September 30, 2022, respectively, ₹ 3,107 and ₹ 2,567 for the six months ended September 30, 2023, September 30, 2022, and ₹ 3,958 for the year ended March 31, 2023 respectively.

7.	Buyback of equity shares

During the six months ended September 30, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

8.

Earnings per share for each of the three months ended September 30, 2023 and June 30, 2023 will not add up to earnings per share for the six months ended September 30, 2023, on account of buyback of equity shares.

9.	Audited Consolidated Balance Sheet

	As at March 31, 2023	As at September 30, 2023
ASSETS
Goodwill	307,970	309,732
Intangible assets	43,045	38,109
Property, plant and equipment	88,659	83,086
Right-of-Use assets	18,702	17,043
Financial assets
Derivative assets	29	151
Investments	20,720	21,629
Trade receivables	863	872
Other financial assets	6,330	5,973
Investments accounted for using the equity method	780	761
Deferred tax assets	2,100	2,219
Non-current tax assets	11,922	10,878
Other non-current assets	13,606	10,834

Total non-current assets	514,726	501,287

Inventories	1,188	1,281
Financial assets
Derivative assets	1,844	1,999
Investments	309,232	239,847
Cash and cash equivalents	91,880	97,896
Trade receivables	126,350	108,146
Unbilled receivables	60,515	65,292
Other financial assets	9,096	9,155
Contract assets	23,001	24,464
Current tax assets	5,091	5,017
Other current assets	32,899	31,946

Total current assets	661,096	585,043

TOTAL ASSETS	1,175,822	1,086,330

EQUITY
Share capital	10,976	10,444
Share premium	3,689	1,732
Retained earnings	660,964	577,487
Share-based payment reserve	5,632	6,023
Special Economic Zone Re-investment reserve	46,803	44,941
Other components of equity	53,100	58,284

Equity attributable to the equity holders of the Company	781,164	698,911
Non-controlling interests	589	823

TOTAL EQUITY	781,753	699,734

LIABILITIES
Financial liabilities
Loans and borrowings	61,272	61,971
Lease liabilities	15,953	14,796
Derivative liabilities	179	40
Other financial liabilities	2,649	1,609
Deferred tax liabilities	15,153	15,315
Non-current tax liabilities	21,777	26,048
Other non-current liabilities	9,333	11,025
Provisions	^	—

Total non-current liabilities	126,316	130,804

Financial liabilities
Loans, borrowings and bank overdrafts	88,821	94,060
Lease liabilities	8,620	8,348
Derivative liabilities	2,825	1,582
Trade payables and accrued expenses	89,054	78,857
Other financial liabilities	4,141	2,712
Contract liabilities	22,682	16,738
Current tax liabilities	18,846	21,372
Other current liabilities	30,215	29,873
Provisions	2,549	2,250

Total current liabilities	267,753	255,792

TOTAL LIABILITIES	394,069	386,596

TOTAL EQUITY AND LIABILITIES	1,175,822	1,086,330

^	Value is less than 1

10.	Audited Consolidated Statement of Cash flows

	Six months ended September 30,
	2022	2023
Cash flows from operating activities
Profit for the period	52,080	55,533
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(148)	(2,242)
Depreciation, amortization and impairment expense	15,707	16,350
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	1,406	836
Share-based compensation expense	2,574	3,099
Share of net loss of associates accounted for using equity method	87	27
Income tax expense	15,641	17,534
Finance and other income, net of finance expenses	(3,415)	(5,233)
Gain on derecognition of contingent consideration payable	(271)	(506)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	(4,971)	18,352
Unbilled receivables and contract assets	(3,861)	(5,937)
Inventories	(664)	(92)
Other assets	(3,242)	6,498
Trade payables, accrued expenses, other liabilities and provisions	(2,783)	(11,260)
Contract liabilities	(2,929)	(5,928)

Cash generated from operating activities before taxes	65,211	87,031
Income taxes paid, net	(15,418)	(10,885)

Net cash generated from operating activities	49,793	76,146

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(8,737)	(4,184)
Proceeds from disposal of property, plant and equipment	181	4,223
Payment for purchase of investments	(382,779)	(465,185)
Proceeds from sale of investments	347,617	535,473
Proceeds from restricted interim dividend account	27,410	—
Payment for business acquisitions including deposits and escrow, net of cash acquired	(46,341)	—
Interest received	6,151	11,274
Dividend received	2	2

Net cash generated from/(used in) investing activities	(56,496)	81,603

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	7	7
Repayment of loans and borrowings	(79,298)	(43,750)
Proceeds from loans and borrowings	91,617	48,750
Payment of lease liabilities	(4,927)	(5,172)
Payment for deferred contingent consideration	(1,169)	(1,289)
Interest and finance expenses paid	(3,458)	(4,850)
Payment of dividend	(27,337)	—
Payment for buyback of equity shares, including tax and transaction cost	—	(145,173)

Net cash used in financing activities	(24,565)	(151,477)

Net increase/(decrease) in cash and cash equivalents during the period	(31,268)	6,272
Effect of exchange rate changes on cash and cash equivalents	456	(259)
Cash and cash equivalents at the beginning of the period	103,833	91,861

Cash and cash equivalents at the end of the period	73,021	97,874

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: October 18, 2023	Rishad A. Premji Chairman